Trinity Mirror plc

12g3-2(b)

[redacted]

07024565

4 June 2007

SEC MAIL RECEIVED PROCESSING
JUN 14 2007
WASH. D.C. 186 SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Alexandra Sufit

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

Encs.

dlw 6/20

CFD-#3634161-v1

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Total Voting Rights
Headline	Total Voting Rights
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

In conformity with the Transparency Directive's transitional provision 6, Trinity Mirror plc is required to notify the market of the following:-

Trinity Mirror plc's issued share capital consists of 293,225,138 ordinary shares with a nominal value of 10 pence each, with voting rights. Trinity Mirror plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Trinity Mirror plc is 293,225,138 which is an increase of 30,205 shares since the last notification made on 20 April 2007.

The above figure of 293,225,138 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Trinity Mirror plc under the Financial Service Authority's Disclosure and Transparency Rules.

previous cancel confirm

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 09:24 Mon, Jun 4 2007 UK Time

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight | Log off

Review Announcement

details — text — review — submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in 39,170,911 Trinity Mirror plc Ordinary Shares, representing 13.35% of the issued share capital divided as 4,890,369 direct (1.66%) and 34,280,542 indirect (11.69%). Their previously notified holding was 33,931,284 shares (11.57%),

previous cancel confirm

END